SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Pointer Telocation Ltd.
(Name of Issuer)
Ordinary Shares, NIS 3.00 nominal value per share
(Title of Class of Securities)
M7946T104
(CUSIP Number)

November 8, 2010
(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7946T104	Schedule 13G

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barak Capital Ltd. (I.R.S. Identification No.: N/A)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 242,126
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 242,126
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,126
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.07%
(12)	TYPE OF REPORTING PERSON HC

Item 1(a).  Name of Issuer:

Pointer Telocation Ltd.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

14 Hamelacha Street, Afek Industrial Park, Rosh Haayin 48091, Israel

Item 2(a).  Name of Person(s) Filing:

Barak Capital Ltd.

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

Barak Capital Ltd., 9 Ehad Ha'am St., Shalom Tower, Tel Aviv, 61297, Israel

Item 2(c).  Citizenship:

Barak Capital Ltd. is a corporation formed in Israel

Item 2(d).  Title of Class of Securities:

Ordinary Shares, NIS 3.00 nominal value per share

Item 2(e).  CUSIP Number:

M7946T104

Item 3.  If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b),
Check Whether the Person Filing is a:

Not applicable.

Item 4.  Ownership:

   (a) Amount beneficially owned:  242,126

   (b) Percent of class: 5.07%

   (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  242,126

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:  242,126

(iv) Shared power to dispose or to direct the disposition of:  0

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

See Exhibit A

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of the Group.

Not applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not  acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a  participant  in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2010	Barak Capital Ltd.

	By:	/s/ Shelly Bakshi
	Name:	Shelly Bakshi
	Title:	Legal Adviser

Exhibit A – Item 7 Information

The securities being reported on by Barak Capital Ltd. as a parent holding company are owned, or may be deemed to be beneficially owned, by each of Barak Capital Investments 2006 Ltd., a corporation formed in Israel, Amatrine Limited Partnership, a limited partnership formed in Israel, and Amatrine 2 Limited Partnership, a limited partnership formed in Israel. These three entities are controlled by Barak Capital Ltd.